

Securities and Exchange Commission
Washington, D.C. 20549


RECD S.E.C.
JUN 2 5 2002
1086

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

Shaw Communications Inc

(Translation of Registrant's name into English)

Suite 900, 630 - 3rd Avenue S.W.
Calgary, Alberta, Canada T2P 4L4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F________ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHAW COMMUNICATIONS INC.

By:____________________________

R.D. Rogers
Senior V.P., Chief Financial Officer

Date: June 21, 2002



NEWS RELEASE

Shaw Cable Launches Video-on-Demand
Service combines Shaw Digital and High-Speed Internet in a unique offering

Calgary, Alberta, June 20, 2002 ---- Shaw Cable announced today the commercial deployment of Video-on-Demand ("VOD") service in Calgary. Beginning on September 4, 2002 Shaw Internet customers who also have digital cable service will be able to access a broad range of programming content through their High-Speed or Lite-Speed Internet connection and digital set-top box. The VOD service will enable customers to select programming from a library of titles through an online ordering system and view the programming on their television at a time of their choosing with full VCR/DVD functionality including pause, rewind and fast forward using their remote control. For a period of up to 48 hours, viewers can watch a program at their convenience and as many times as they want.

"Our Internet and digital customers will have a unique opportunity to order programming online and have it delivered to their digital set-tops with full VCR control," said Peter Bissonnette, President of Shaw Communications. "This is a value-added service that only we can deliver over our advanced two-way network. Video-on-demand is one of the most significant advances in television technology and we believe it will usher in a new era of interactive and customer-controlled television viewing," he added.

As part of this initial deployment, Shaw has entered into a long-term licensing arrangement with Hallmark Interactive for VOD content. The agreement will provide Shaw with over 300 titles of high-quality programming from the extensive Hallmark Entertainment library of classics, including: *"Moby Dick"* starring Patrick Stewart and Gregory Peck; *"Gulliver's Travels"* starring Ted Danson and Mary Steenburgen; and *"Merlin"* starring Sam Neill, Martin Short and Isabella Rosellini. "We are very pleased to offer our customers this impressive selection of quality programming from the highly respected Hallmark Entertainment library," said Peter Bissonnette.

Over the coming months, more content will be added including major Hollywood films, television series, children's programming, documentaries, educational programming, music videos and adult content.

Over the next 6 to 8 months, VOD service will be rolled out to virtually all of Shaw's digital and Internet customers in Western Canada.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home ("DTH") services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX - SJR.B, NYSE - SJR)

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For further information, please contact:

Michael D'Avella
Senior Vice President, Planning
Shaw Communications Inc.
403-750-4500